# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pluri Inc., CIK 0001158780
CUSIP: 72942G203
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, BUILDING NO. 5, HAIFA, Israel (L3), 00000
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002055515
Persons authorized to receive notices and communications: Chutzpah Holdings Limited, 4TH Floor, Liberation House, Castle Street, St. Helier, Jersey (Y9), JE1 4HH, 212-613-2091; Peter G. Flagel, FBT Gibbons LLP, 1 Penn Plz., Ste. 4515, New York, New York (NY), 10119, 212-613-2091

## Reporting persons
- Chutzpah Holdings Ltd (CIK 0002055515): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); sole voting power 2,018,014; shared voting power 0; sole dispositive power 2,018,014; shared dispositive power 0; aggregate amount beneficially owned 2,018,014 (18.5% of the class)
  Comment: 1 Pursuant to the Securities Purchase Agreement dated January 23, 2025 (the "Securities Purchase Agreement"), entered into between Chutzpah Holdings Limited ("CHL") and the Issuer relating to a private placement offering of: 1,383,948 shares of common stock, par value $0.00001 per share of the Issuer (the "Common Shares"), (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 26,030 Common Shares, and (iii) warrants to purchase up to 84,599 Common Shares (the "Common Warrants"). The purchase price for each Common Share is $4.61. The Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (subsequently received on June 30, 2025), and remain exercisable until exercised in full. The Common Warrants have an exercise price of $5.568 per share and will be exercisable for three years following June 3, 2025.
  
  On March 13, 2025, the Issuer, Pluri Biotech Ltd., a wholly owned subsidiary of the Issuer (the "Pluri Biotech"), entered into a Share Purchase Agreement with CHL and Plantae Bioscience Ltd ("Plantae"), pursuant to which CHL and Plantae: (i) sold to Pluri Biotech, 400,000 ordinary shares and 175,000 preferred seed-1 shares, representing approximately 71.1% of the equity of Kokomodo Ltd.(on a fully diluted basis), an Israeli company ("Kokomodo," and such shares, the "Purchased Interests") and (ii) transferred to Pluri Biotech, a convertible loan, pursuant to an assignment and assumption agreement, reflecting a principal aggregate amount of $0.5 million. In consideration for the sale, transfer and conveyance of the Purchased Interests, the Issuer paid the Reporting Person an aggregate purchase price of $4.5 million, payable in 976,139 common shares of the Company, which as of January 23, 2025, represented 12.14% of the Issuer's issued and outstanding share capital on a fully diluted basis after the deemed issuance of the aboveconsideration shares. Of the 976,139 common shares of the Issuer, 452,702 was issued to Plantae and 523,437 was issued to CHL. CHL owns approximately 78% of Plantae.
  
  On April 25, 2025, the Reporting Person and the Issuer entered into an amendment to the Securities Purchase Agreement, whereby the Company and the Investor agreed to exchange 976,139 of the Common Shares for additional pre-funded warrants to purchase up to 976,139 Common Shares. The additional pre-funded warrants issued to the Investor have the same terms as the Pre-Funded Warrants issued pursuant to the Securities Purchase Agreement, and as such, they have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (subsequently received on June 30, 2025), and remain exercisable until exercised in full. At the time of the exchange, CHL held 931,246 Common Shares (1,383,948 Common Shares plus 523,437 Common Shares minus 976,139 Common Shares exchanged for an equal amount of pre-funded warrants).
  
  On October 29, 2025, pursuant to shareholder approval for the exercise of pre-funded warrants and common warrants at the shareholder meeting held on June 30, 2025, the Reporting Person exercised pre funded warrants to acquire 1,002,169 shares of Common Stock of the Issuer at an exercise price of $0.0001 per share. The pre funded warrants were originally issued pursuant to the Securities Purchase Agreement dated January 23, 2025, as amended April 25, 2025. As on date, the Reporting Person holds 2,018,014 Common Shares (931,246 Common Shares plus 1,002,169 Common Shares plus 84,599 unexercised warrants to purchase Common Shares).
  
  2 Indicates the Reporting Person 's ownership of 2,018,014 Common Shares directly held.
  
  3 The total outstanding shares as on date hereof are 10,824,311 (plus 84,599 warrants exercisable within 60 days). CHL's percentage is therefore 18.5%.
- Chutzpah Holdings LP: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 1,875,000; shared voting power 0; sole dispositive power 1,875,000; shared dispositive power 0; aggregate amount beneficially owned 1,875,000 (16.37% of the class)
  Comment: 4 On December 8, 2025, the Issuer entered into an additional Securities Purchase Agreement with Chutzpah Holdings LP (the "CHLP"), a limited partnership beneficially owned by Mr. Alexandre Weinstein, ("Mr. Weinstein"), relating to a private placement offering of: (i) 625,000 common shares, par value $0.00001 per share (the "CHLP Common Shares") of the Company, and (ii) warrants (the "CHLP Common Warrants") to purchase up to 625,000 Common Shares. The combined purchase price for each CHLP Common Share and CHLP Common Warrant is $4.00. The CHLP Common Warrants expired on June 30, 2026.
  
  On March 25, 2026, the Issuer entered into another Securities Purchase Agreement (the "March 2026 SPA"), effective as of March 24, 2026, CHLP, relating to a private placement offering of: (i) 625,000 common shares, par value $0.00001 per share (the "2026 CHLP Common Shares") of the Company, and (ii) warrants (the "2026 CHLP Common Warrants") to purchase up to 625,000 Common Shares. The combined purchase price for each 2026 CHLP Common Share and 2026 CHLP Common Warrant is $4.00. The 2026 CHLP Common Warrants will be exercisable immediately at an exercise price of $4.25 per share and will be exercisable until the expiration of the eighteen-month anniversary following closing of the Offering. The 2026 CHLP Common Warrants contain customary anti-dilution provisions and are subject to a 35% beneficial ownership limitation. The Securities Purchase Agreement contains customary representations, warranties and indemnification obligations of the parties.
  
  5 Indicates CHLP's ownership of 1,250,000 Common Shares + 625,000 exercisable 2026 CHLP Common Warrants.
  
  6 CHLP's percentage of class: 1,875,000/(10,824,311 + 625,000) = 1,875,000/11,449,311 = 16.37%
- Plantae Bioscience Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 452,702; shared voting power 0; sole dispositive power 452,702; shared dispositive power 0; aggregate amount beneficially owned 452,702 (4.18% of the class)
  Comment: 7 On March 13, 2025, the Issuer, Pluri Biotech, entered into a Share Purchase Agreement with CHL and Plantae, pursuant to which CHL and Plantae: (i) sold to Pluri Biotech, 400,000 ordinary shares and 175,000 preferred seed-1 shares, representing approximately 71.1% of the equity of Kokomodo (on a fully diluted basis), and (ii) transferred to Pluri Biotech, a convertible loan, pursuant to an assignment and assumption agreement, reflecting a principal aggregate amount of $0.5 million. In consideration for the sale, transfer and conveyance of the Purchased Interests, the Issuer paid the Reporting Person an aggregate purchase price of $4.5 million, payable in 976,139 common shares of the Company. Of the 976,139 common shares of the Issuer, 452,702 was issued to Plantae and 523,437 was issued to CHL. CHL owns approximately 78% of Plantae.
  
  8 Calculated as: 452,702 / 10,824,311outstanding Common Shares = 4.18%
- Alexandre Weinstein: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 4,352,641; shared voting power 0; sole dispositive power 4,352,641; shared dispositive power 0; aggregate amount beneficially owned 4,352,641 (35% of the class)
  Comment: 9 2,018,014 (CHL) + 1,875,000 (CHLP) + 452,702 (Plantae) + 6,925 (direct, including 641 RSUs vesting within 60 days).
  
  Mr. Weinstein has been granted an aggregate of 10,769 Restricted Stock Units ("RSUs") under two separate agreements with the Issuer. Pursuant to the 2016 Equity Compensation Plan, Mr. Weinstein was granted 10,250 RSUs on February 25, 2025, which vest in twelve instalments: 12.50% on each of May 25, 2025; August 25, 2025; November 25, 2025; and February 25, 2026; and 6.25% on each of May 25, 2026; August 25, 2026; November 25, 2026; February 25, 2027; May 25, 2027; August 25, 2027; November 25, 2027; and February 25, 2028. Pursuant to the 2019 Equity Compensation Plan, Mr. Weinstein was granted 519 RSUs on December 1, 2025, which vest in three equal monthly instalments on December 31, 2025; January 31, 2026; and February 28, 2026. As of the date of this filing, 6,284 RSUs have vested into common shares, and an additional 641 RSUs are scheduled to vest on August 25, 2026 (within 60 days of the date hereof) and are therefore included in Mr. Weinstein's beneficial ownership. The remaining 3,844 RSUs are unvested and subject to future vesting conditions beyond 60 days.
  
  Unvested RSUs confer no voting rights or dividend entitlements until settlement into common shares. Additional RSUs will vest thereafter, which may increase Mr. Weinstein's ownership. Mr. Weinstein will amend this Schedule 13D as required by law.
  
  10 See note above.
  
  11 The percentage is calculated as 6,925 (6,284 and 641 RSUs) + 2,018,014 (CHL shares and warrants) + 1,875,000 (CHLP shares and warrants subject to the 35% beneficial ownership blocker) + 452,702 (Plantae) / 10,824,311+ 625,000 + 84,599 + 641) =38.01%, subject to the 35% beneficial ownership blocker

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Name of issuer: Pluri Inc.
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, BUILDING NO. 5, HAIFA, Israel (L3), 00000
Comment: This Amendment No. 5 ("Amendment") supplements the statements made on Schedule 13D of Chutzpah Holdings Limited ("CHL") that was filed with the Securities and Exchange Commission (the "Commission") on February 12, 2025 (the "Original Schedule 13D"), as amended by the following amendments to the Original Schedule 13D: first amendment filed with the Commission on May 12, 2025; second amendment to the Original Schedule 13D filed with the Commission on December 15, 2025; third amendment to the Original Schedule 13D filed with the Commission on January 5, 2026; and fourth amendment to the Original Schedule 13D filed with the Commission on May 1, 2026 (collectively, with the Original Schedule 13D, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment is being filed for the purpose of publicly disclosing primarily the expiration of 625,000 CHLP Common Warrants on June 30, 2026. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D relating to CHL, CHLP, Plantae and Mr. Weinstein is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated by reference.

Based on Common Shares issued and outstanding as of June 30, 2026 (as confirmed by the Issuer), the Reporting Persons beneficially own an aggregate of 4,352,641shares of Common Stock, representing approximately 38.01% of the outstanding Common Stock. However, due to the 35% ownership blocker, the Reporting Persons' beneficial ownership is limited to an aggregate of 35%.

The breakdown of beneficial ownership among the Reporting Persons is as follows:

CHL

CHL beneficially owns 2,018,014 shares, consisting of 1,933,415 common shares directly held (comprising 407,809 PIPE shares, 1,002,169 shares from exercise of pre-funded warrants, and 523,437 Kokomodo consideration shares) and warrants to purchase 84,599 common shares.

CHLP

CHLP beneficially owns 1,875,000 shares, consisting of 1,250,000 common shares directly held and warrants to purchase 625,000 common shares (subject to a 35% Beneficial Ownership Limitation

CHLP holds warrants to purchase an aggregate of 625,000 Common Shares under two separate warrant instruments, as follows: (i) Warrants to purchase 312,500 Common Shares, issued pursuant to the Securities Purchase Agreement dated March 24, 2026, at an exercise price of $4.25 per share, exercisable immediately and expiring approximately September 30, 2027 (18 months from the March 31, 2026 issuance date); and (ii) Warrants to purchase 312,500 Common Shares, issued pursuant to the Securities Purchase Agreement dated March 24, 2026, at an exercise price of $4.25 per share, exercisable immediately and expiring on October 21, 2027 (18 months from the April 21, 2026 issuance date).

Each warrant instrument contains a beneficial ownership limitation provision (each, a "Beneficial Ownership Limitation") that independently restricts the exercise of that particular warrant.

Specifically, each warrant provides that CHLP may not exercise such warrant to the extent that, after giving effect to the issuance of the warrant shares upon such exercise, the Holder, together with its Affiliates and any other Persons whose beneficial ownership of Common Shares would or could be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act (collectively, the "Attribution Parties"), would beneficially own in excess of 35% of the number of Common Shares outstanding immediately after giving effect to such issuance.

Each warrant instrument's Beneficial Ownership Limitation is evaluated independently at the time CHLP submits a Notice of Exercise under that particular warrant. At the time of each exercise, the numerator of the ownership calculation includes all Common Shares then held by the Holder, its Affiliates and Attribution Parties, plus the warrant shares to be issued in that particular exercise. The numerator excludes (a) the remaining unexercised portion of the warrant being exercised and (b) any other securities of the Company subject to an analogous beneficial ownership limitation (i.e., the other CHLP warrant instruments, which each contain their own 35% Beneficial Ownership Limitation). The denominator is the total number of Common Shares outstanding immediately after giving effect to the issuance of the warrant shares in that particular exercise.

Plantae

Plantae beneficially owns 452,702 shares, consisting of 452,702 common shares directly held.

Mr. Weinstein

Mr. Weinstein beneficially owns 4,352,641 shares in the aggregate, consisting of: (i) 6,925 shares held directly (6,284 vested RSU shares plus 641 RSUs vesting within 60 days on August 25, 2026); (ii) 2,018,014 shares through CHL (Mr. Weinstein indirectly owns 100% of CHL); (iii) 1,875,000 shares through CHLP (beneficially owned by Mr. Weinstein); and (iv) 452,702 shares through Plantae (Mr. Weinstein indirectly owns approximately 78% of Plantae through CHL). Mr. Weinstein disclaims beneficial ownership of securities held by Plantae except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

In the aggregate, the Reporting Persons beneficially own 4,352,641 Common Shares representing, after application of the Beneficial Ownership Limitation, 35% of the issued and outstanding shares of the Issuer. Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer, other than the Common Stock of the Issuer owned of record by such Reporting Person.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is amended and supplemented as follows:

The information contained in Item 4 of this Schedule 13D is incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
1. Securities Purchase Agreement dated January 23, 2025: Between the Issuer and CHL, pursuant to which CHL acquired common shares, pre-funded warrants, and common warrants.

2. Asset Purchase Agreement (Kokomodo): Pursuant to which CHL received 523,437 and Plantae received 452,702 consideration shares.

3. Securities Purchase Agreement dated December 8, 2025: Between the Issuer and CHLP, for 625,000 common shares. Closing occurred on December 30, 2025.

4. Securities Purchase Agreement dated March 24, 2026: Between the Issuer and CHLP, for 625,000 common shares and warrants to purchase 625,000 common shares. Closed in two tranches on March 31, 2026 and April 21, 2026.

5. Common Warrants: CHL holds warrants exercisable for 84,599 shares at $5.568, expiring February 5, 2028. CHLP holds warrants exercisable for up to 1,250,000 shares at $4.25 under two separate warrant instruments: (i) 312,500 warrants expiring approximately September 30, 2027 (March 2026 SPA, first closing); and (ii) 312,500 warrants expiring October 21, 2027 (March 2026 SPA, second closing). Each CHLP warrant is subject to a 35% beneficial ownership limitation. See Item 5(a) for a detailed description of the limitation and its effect on reported beneficial ownership.

6. Restricted Stock Unit Award Agreements: Mr. Weinstein holds RSU awards under the Issuer's 2016 Equity Compensation Plan (10,250 RSUs granted February 25, 2025) and 2019 Equity Compensation Plan (519 RSUs granted December 1, 2025).

7. Joint Filing Agreement: The Reporting Persons have entered into a joint filing agreement, filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented with the following exhibits:

Exhibit 1: Joint Filing Agreement sec.gov/Archives/edgar/data/1158780/000121390026015550/ea0275848-10q_pluri.htm sec.gov/Archives/edgar/data/1158780/000121390026035110/ea0283653-8k_pluri.htm

## Signatures
- Chutzpah Holdings Ltd: /s/ Ana Ventura, Ana Ventura/Authorized Officer Beaumont (Directors) Limited, sole corporate director (07/01/2026)
- Chutzpah Holdings Ltd: /s/ Karen Oliver, Karen Oliver/Authorized Officer Beaumont (Directors) Limited, sole corporate director (07/01/2026)
- Chutzpah Holdings LP: /s/ Alexandre Weinstein, Alexandre Weinstein/Authorized Signatory Chutzpah Holdings LP (07/01/2026)
- Plantae Bioscience Ltd.: /s/ Eli Mor, Eli Mor/Authorized Signatory Plantae Bioscience Ltd. (07/01/2026)
- Alexandre Weinstein: /s/ Alexandre Weinstein, Alexandre Weinstein (07/01/2026)